============================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 62)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY

                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

         ============================================================
                          CALCULATION OF FILING FEE:
==============================================================================
      Transaction Valuation*                     Amount of Filing Fee**
          $6,247,505,605                              $1,249,501
==============================================================================

* For purposes of calculating amount of filing fee only. Based on the offer to purchase 113,591,011 shares of common stock, par value $0.50 per share, of Willamette Industries, Inc., including the related preferred stock purchase rights, at a purchase price of $55.00 per share net to the seller in cash, without interest. Such number of shares represents the total of 109,879,799 shares issued and outstanding as of October 31, 2001 (as reported in Willamette Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001), and the 3,711,212 shares issuable on exercise of options to purchase shares outstanding as of December 31, 2000 (as reported in Willamette Industries, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000).

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $1,132,464               Filing Party: Weyerhaeuser Company
     Form or Registration No.:  Schedule TO (005-14566)  Dates Filed:  November 29, 2000
                                                                       and May 7, 2001

                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $55.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 4.   Terms of the Transaction

          The price per Share to be paid pursuant to the Offer has been increased from $50.00 per Share (including the related Preferred Stock Purchase Right) to $55.00 per Share (including the related Preferred Stock Purchase Right), net to the seller in cash, without interest. All shareholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered prior to the date of this Statement) will receive the increased price.

          Except as expressly set forth in this Statement, all the terms and conditions previously set forth in the Offer to Purchase, the Supplement and the Schedule TO remain applicable in all respects to the Offer.

Item 7.   Source and Amount of Funds or Other Consideration

          As a result of the increase in the Offer Price, Weyerhaeuser estimates that the total amount of funds now required to acquire the outstanding Shares and to pay related fees and expenses will be approximately $6.3 billion. Morgan Stanley Senior Funding, Inc. and JPMorgan Chase Bank have agreed to provide the incremental funding required by Weyerhaeuser to consummate the Offer at the increased Offer Price.

Item 12.     Exhibits.

(a)(5)(JJJ)  Press release issued by Weyerhaeuser Company, dated
             December 13, 2001.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                   COMPANY HOLDINGS, INC.,

                                     by

                                         /s/ STEVEN R. ROGEL
                                         -------------------------------
                                         Name:  Steven R. Rogel
                                         Title: President


                                   WEYERHAEUSER COMPANY,

                                     by

                                         /s/ STEVEN R. ROGEL
                                         -------------------------------
                                         Name:  Steven R. Rogel
                                         Title: President and Chief
                                                Executive Officer


          Dated: December 13, 2001

                                 Exhibit Index


Exhibit No.                Description
-----------                -----------

(a)(5)(JJJ) Press release issued by Weyerhaeuser Company, dated December 13, 2001.

                                                           Exhibit (a)(5)(JJJ)

                                                   [Weyerhaeuser Company logo]
NEWS RELEASE

For Immediate Release

  WEYERHAEUSER RAISES OFFER FOR WILLAMETTE TO $55 PER SHARE

FEDERAL WAY, Wash., December 13, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that it has increased the price of its fully financed cash tender offer for all outstanding shares of Willamette Industries (NYSE: WLL) common stock to $55 per share from $50 per share. Weyerhaeuser disclosed the increased offer price in a letter sent today to the board of directors of Willamette from Steven R. Rogel, Weyerhaeuser chairman, president and chief executive officer. The full text of the letter follows:

         December 13, 2001

         Board of Directors
         Willamette Industries, Inc.
         1300 Southwest Fifth Avenue
         Portland, Oregon 97201

         Dear Board Members:

         Weyerhaeuser Company has carefully considered the possible combination of Willamette with the building products business of Georgia-Pacific. Based on our knowledge of the Georgia-Pacific businesses, we believe that such a transaction will result in significant value destruction for Willamette shareholders. There is no benefit to our publicly debating the clearly differing views we have about the merits of the building products business of Georgia-Pacific and the potential value to Willamette shareholders of Willamette's acquisition of that business. We had the opportunity to acquire this Georgia-Pacific business, and declined to do so.

         As you know, Weyerhaeuser has a fully financed all-cash offer for all the outstanding common stock of Willamette, and we have repeatedly stated that we are prepared to increase our offer to promptly consummate a mutually beneficial transaction. To date, you have refused to explore the price we are willing to pay. On the other hand, you are pursuing a transaction with Georgia-Pacific that would preclude consummation of our offer.

         The Weyerhaeuser Board of Directors has authorized me to make our best and final offer for Willamette. Accordingly, Weyerhaeuser is today increasing its offer to $55 per share for all the outstanding common stock of Willamette. This is a full and fair, premium price for Willamette that gives your shareholders full credit for all your value-enhancing initiatives.

                                    -more-

         Our offer is not a negotiating tactic; it represents the absolute maximum price we are prepared to pay for Willamette. We believe that the combination of our two companies will provide the best value your shareholders can expect today or in the future and will provide that value with certainty. We are a disciplined buyer and will not overpay for Willamette nor acquire an entity created through the combination of Willamette and the building products business of Georgia-Pacific. Accordingly, if Willamette rejects our proposal and consummates a transaction involving the Georgia-Pacific building products business, we will withdraw our offer.

         Sincerely yours,


         /s/ Steven R. Rogel

         Steven R. Rogel
         Chairman, President and Chief Executive Officer

Weyerhaeuser added that the revised tender offer for all outstanding shares of Willamette remains scheduled to expire on January 9, 2002 at 12:00 midnight New York City time.





IMPORTANT INFORMATION
Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $55.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, January 9, 2002. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.


                                    -more-

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:


  ANALYSTS                                                     MEDIA
  Kathryn McAuley         Joele Frank / Jeremy Zweig           Bruce Amundson
  Weyerhaeuser            Joele Frank, Wilkinson               Weyerhaeuser
  (253) 924-2058          Brimmer Katcher                      (253) 924-3047
                          (212) 355-4449